July 31, 2018

VIA EDGAR SUBMISSION

Division of Investment Management

Disclosure Review and Accounting Officer

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549
Attention: Mr. David Manion

Re:       Advanced Series Trust

SEC Staff Comments on Annual Form N-CSR Filing (12/31/2017)

On behalf of Advanced Series Trust (the “Trust”), we are submitting this letter in response to comments which we received by telephone from Mr. David Manion of the staff of the Securities and Exchange Commission (the “SEC”) on Monday June 25, 2018 relating to the staff’s review of the Trust’s annual report to shareholders on Form N-CSR for the fiscal year ended December 31, 2017.

For your convenience, we have set forth each comment below, followed by the Trust’s response.

1.	Comment: With respect to the funds listed below, the financial statements appear to show that the funds may be concentrating in a given sector/ industry by investing 25% or more of net assets in a given sector/industry. However, the Prospectus does not include corresponding disclosures which discuss the concentration(s) and/or the risk(s) associated with such concentration.

AST Goldman Sachs Small-Cap Value Portfolio (financials)
AST Jennison Large-Cap Growth Portfolio (information technology)

AST Hotchkis & Wiley Large-Cap Value Portfolio (information technology)
AST Loomis Sayles Large-Cap Growth Portfolio (information technology)
AST Small Cap Value Portfolio (financials)
AST T. Rowe Price Large-Cap Growth Portfolio (information technology)
AST T. Rowe Price Large-Cap Value Portfolio (financials)

Response: In response to this comment, we reviewed each Portfolio’s schedule of investments and the industry classification associated with each security. The “Information Technology” and “Financial Services” categories cited by the staff as indicative of concentration are “sectors,” as noted by the staff in its comment. Pursuant to the Global Industry Classification Standard (GICS), which is the standard/scheme utilized by the Funds for purposes of determining and monitoring concentration, each sector is comprised of various industry groups and industries.

Importantly, concentration is determined and monitored for the Portfolios at the industry group / industry level of the GICS classification scheme, and not at the sector level. This is consistent with each Portfolio’s fundamental investment restriction(s), which generally provide that a Portfolio may not concentrate in an “industry” or “group of industries.” Based on our review and analysis, we do not believe that any of the Portfolios concentrated their investments in any single “industry” or “group of industries.”

2.	Comment: With respect to the Trust’s Portfolios, please confirm that with respect to investments in mortgage dollar rolls, that the accounting presented in the financial statements conforms with FASB ASC 860, including that the investments qualify for purchase and sale treatment as opposed to financing treatment. Please consider adding additional risk disclosure to the Prospectus, particularly with respect to the risks of leveraging.

Response: Confirmed. We will consider adding additional Prospectus risk disclosure with respect to the risks associated with leveraging.

3.	Comment: With respect to the Trust’s Portfolios, please explain why, regarding seller of credit derivatives on asset-backed securities under FASB ASC 815, the Portfolios do not disclose the implied credit spreads for such derivatives.

Response: ASC 815 provides, in pertinent part:

A seller of credit derivatives shall disclose information about its credit derivatives and hybrid instruments (for example, a credit-linked note) that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance, and cash flows. Specifically, for each statement of financial position presented, the seller of a credit derivative shall disclose all of the following information for each credit derivative, or each group of similar credit derivatives, even if the likelihood of the seller’s having to make any payments under the credit derivative is remote:

Upon review, we believe that the existing disclosure which appears in the financial statements complies with ASC 815, regarding the seller of credit derivatives. The existing disclosure is set forth below:

The fair value of credit default swap agreements on credit indices and asset-backed securities serves as an indicator of the current status of the payment/performance risk and represents the likelihood of an expected liability (or profit) for the credit derivative should the notional amount of the swap agreement be closed/sold as of the reporting date. Increasing fair value in absolute terms, when compared to the notional amount of the swap, represents a deterioration of the referenced entity’s credit soundness and a greater likelihood of risk of default or other credit event occurring as defined under the terms of the agreement.

In an effort to enhance the existing disclosure, in future financial statements we intend to provide the implied credit spreads, when available, for credit default swap agreements on asset-backed securities when the Portfolio is the seller of protection and including the following new footnote:

Implied credit spreads, represented in absolute terms, utilized in determining the fair value of credit default swap agreements where the Portfolio is the seller of protection as of the reporting date serve as an indicator of the current status of the payment/performance risk and represent the likelihood of risk of default for the credit derivative.

4.	Comment: With respect to the AST Global Real Estate Portfolio, the Prospectus includes disclosure stating that this fund is a non-diversified fund under the Investment Company Act of 1940. However, it appears that this fund has been operating as a diversified fund. If this fund has been operating as a diversified fund for more than three years, please confirm that shareholder approval will be obtained before the fund would revert to being operated as a non-diversified fund. Please see Section 13(a)(1) of the Investment Company Act of 1940.

Response: We would respectfully ask for more information with respect to this comment, since, as noted by the comment, this Portfolio is disclosed to be non-diversified under the Investment Company Act of 1940, and we believe that the Portfolio’s investments reflect that it is a non-diversified fund.

5.	Comment: With respect to AST Advanced Strategies Portfolio and AST Franklin Templeton K2 Global Absolute Return Portfolio, the disclosures appearing in the financial statements pertaining with respect to their investments in total return swaps do not appear to comply with the requirements of Regulation S-X, Rule 12-13C, footnote 3, which provides, in pertinent part:

If the underlying investment is an index or basket of investments, and the components are publicly available on a Web site as of the balance sheet date, identify the index or basket. If the underlying investment is an index or basket of investments, the components are not publicly available on a Web site as of the balance sheet date, and the notional amount of the option contract does not exceed one percent of the net asset value of the registrant as of the close of the period, identify the index or basket. If the underlying investment is an index or basket of investments, the components are not publicly available on a Web site as of the balance sheet date, and the notional amount of the option contract exceeds one percent of the net asset value of the registrant as of the close of the period, provide a description of the index or custom basket and list separately: (i) The 50 largest components in the index or custom basket and (ii) any other components where the notional value for that components exceeds 1% of the notional value of the index or custom basket. For each investment separately listed, include the description of the underlying investment as would be required by §§ 210.12-12, 12-13, 12-13A, 12-13B, or 12-13D as part of the description, the quantity held (e.g. the number of shares for common stocks, principal amount for fixed income securities), the value at the close of the period, and the percentage value when compared to the custom basket's net assets.

Please explain the reason(s) for omitting the required disclosures and confirm that the required disclosures will be provided in future financial statements.

Several noted examples of indexes identified in the financial statements for which the required disclosures were not included are: Barclays Cross Asset Trend Index, Barclays TrendStar + Index, and the SGI VI Smart Beta Index.

Response: As of December 31, 2017, there were three funds in which the notional on the total return swaps exceeded 1% of the net asset value of the Portfolio and the reference instrument was an index or basket of investments which was not publicly available. These three Portfolios were: AST Franklin Templeton K2 Global Absolute Return Portfolio, AST Morgan Stanley Multi-Asset Portfolio and AST Wellington Management Real Total Return Portfolio for which we did comply with the requirements of Regulation S-X, Rule 12-13Cand will continue to comply with these requirements going forward.

With respect to AST Franklin Templeton K2 Global Absolute Return Portfolio for the total return swaps on the Barclays Cross Asset Trend Index and Barclays TrendStar+ Index; both are publicly available and for the total return swap on the SGI VI Smart Beta Index the components were included in the following footnote disclosure:

The value of the SGI VI Smart Beta Index is derived from CBOE Volatility Index Futures. The allocation was 0% at December 31, 2017.

The AST Advanced Strategies Portfolio did not have any total return swaps in which the notional on the total return swap exceeded 1% of the net asset value of the fund and the reference instrument was an index or basket of investments which were not publicly available.

6.	Comment: With respect to the AST Franklin Templeton K2 Global Absolute Return Portfolio, the financial statements indicate that this fund had derivatives exposures during the reporting period, but there is no discussion of how the derivatives impacted the fund’s performance in management’s discussion of fund performance. Please explain why no discussion of derivatives was included.

Response: Upon review, it would appear that the omission of the derivatives discussion in management’s discussion of fund performance was an unintentional oversight. We have undertaken to review and enhance our shareholder reporting preparation and production processes to prevent a repetition of this from occurring in future shareholder reports.

7.	Comment: With respect to the AST Goldman Sachs Global Growth Allocation Portfolio, the fee table in the prospectus discloses that acquired fund fees and expenses (“AFFE”) were 38 basis points. Please confirm that this figure is correct, as the figure seems low.

Response: Confirmed.

8.	Comment: The financial statements indicate commodity exposures for each of the following funds: AST Morgan Stanley Multi-Asset Portfolio, AST Academic Strategies Portfolio, AST Advanced Strategies Portfolio, and AST BlackRock Global Strategies Portfolio. Please confirm that these investments were compliant with the Internal Revenue Code Section 851, and whether any “bad income” was generated.

Response: All of the Portfolios which comprise the Advanced Series Trust are treated as partnerships for federal income tax purposes. Therefore, they are not subject to Internal Revenue Code Section 851.

9. Comment: With respect to the AST BlackRock/Loomis Sayles Bond Portfolio and other funds that utilized reverse repurchase agreements and other borrowing instruments, Regulation S-X, Rule 6-07(3) requires that in the statements of operations there is disclosure of interest and amortization of debt discount and expense. In particular, the average dollar amount of borrowings and the average interest rate must be disclosed, either in the body of the statements or in the footnotes. A review indicates that the required disclosures were not always included.

Response: Upon review, it would appear that the omission of the required disclosures as mentioned above was an unintentional oversight.  Going forward the average dollar amount of borrowings and average interest rate will be disclosed in the footnotes.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel